     As filed with the Securities and Exchange Commission on May 8, 1997


                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                             SCHEDULE 13E-3
                    RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                       CROP GROWERS CORPORATION
                           (Name of Issuer)


                       CROP GROWERS CORPORATION
                   FIREMAN'S FUND INSURANCE COMPANY
                        CG ACQUISITIONS CORP.
                 (Name of Person(s) Filing Statement)


               COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   (Title of Class of Securities)


                              227297 10 8
                (CUSIP Number of Class of Securities)


          THOMAS A. SWANSON                          LAWRENCE T. MARTINEZ
SENIOR VICE PRESIDENT AND GENERAL COUNSEL          CHIEF EXECUTIVE OFFICER
   FIREMAN'S FUND INSURANCE COMPANY                CROP GROWERS CORPORATION
         777 SAN MARIN DRIVE                        10895 LOWELL, SUITE 300
      NOVATO, CALIFORNIA 94998                    OVERLAND PARK, KANSAS 66201
           (415) 899-2000                                (913) 338-7800

    (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of Person(s) Filing Statement)


                                  COPIES TO:

        BARTLEY C. DEAMER                                JOHN W. MANNING
MCCUTCHEN, DOYLE, BROWN & ENERSEN, LLP                 DORSEY & WHITNEY LLP
     THREE EMBARCADERO CENTER                         507 DAVIDSON BUILDING
 SAN FRANCISCO, CALIFORNIA 94111-4067                  8 THIRD STREET NORTH
         (415) 393-2000                             GREAT FALLS, MONTANA 59401
                                                           (406) 727-3632


This statement is filed in connection with:

/X/ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13d-3(c) under the Securities Exchange Act of 1934.
/ /  b.  The filing of a registration statement under the Securities Act of
         1933.
/ /  c.  A Tender Offer.
/ /  d.  None of the above.

Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: /X/

                         CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       Transaction Valuation                    Amount of Filing Fee
--------------------------------------------------------------------------------
            $63,860,801                               $12,772
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* For purposes of calculating fee only. This amount assumes the purchase at a price of $10.25 per share of 6,145,104 outstanding shares of Company Common Stock and the settlement of 461,369 shares subject to stock options at an average spread of $1.89 per share. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the shares purchased, plus 1/50th of one percent of the average spread of the options settled.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED IN RULE 0-11 (a) (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY
     PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:           Filing Parties:



Form or Registration No.:         Date Filed:

                               CROSS REFERENCE SHEET
                 (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

INTRODUCTION

     This Rule 13E-3 Transaction Statement is being filed in connection with the proposed merger (the "Merger") of CG Acquisition Corp., a Delaware corporation (the "Merger Subsidiary") and wholly owned subsidiary of Fireman's Fund Insurance Company, a California corporation ("Fireman's Fund"), with and into Crop Growers Corporation, a Delaware corporation (the "Company"), pursuant to the terms and conditions of an Agreement and Plan of Merger dated May 1, 1997 (the "Merger Agreement") among the Company, Fireman's Fund and the Merger Subsidiary, a copy of which is attached hereto as Exhibit (c)(4). Upon consummation of the Merger, (i) the separate corporate existence of the Merger Subsidiary will cease and the Company will continue as the surviving corporation and a wholly owned subsidiary of Fireman's Fund, (ii) each outstanding share of Common Stock, par value $.01 per share, of the Company (the "Common Stock") will be converted into the right to receive $10.25 in cash, and (iii) holders of options to acquire shares of the Common Stock of the Company will receive a cash settlement, net of withholding taxes, equal to the excess, if any, of $10.25 over the exercise price of such options.

     The Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's preliminary proxy statement (the "Proxy Statement"), concurrently being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Merger of information required to be included in response to items of this Statement. A copy of the Proxy Statement is attached hereto as Exhibit (d)(1). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Company or its advisors, or actions or events with respect to any of them, was provided by the Company, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Fireman's Fund, the Merger Subsidiary or their affiliates, or actions or events with respect to them, was provided by Fireman's Fund. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in this preliminary Proxy Statement is intended to be solely for the information and use of the SEC, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this Statement shall have the respective meanings given them in the Proxy Statement.

     As of March 5, 1997, the date upon which the Company and Fireman's Fund entered into an Acquisition Agreement setting forth the principal terms of the Merger (the "March 5 Agreement"), Fireman's Fund owned 10,000 shares of the Series A Convertible Preferred Stock of the Company (the "Preferred Stock"), which are convertible into 754,717 shares of Common Stock of the Company and vote with the Common Stock on an as-converted basis, and which are presented approximately 8.6% of the voting power of the total outstanding capital stock of the Company. On that date, Fireman's Fund had the right to acquire from certain stockholders of the Company 1,827,447 shares of Common Stock which, together with the 754,717 votes attributable to the Preferred Stock, represented approximately 29.6% of such voting power, but the exercise of such right was subject to the Company's consent. Neither the Company nor Fireman's Fund believes that Fireman's Fund or the Merger Subsidiary was then an affiliate of the Company. Accordingly, the Company and Fireman's Fund do not believe that Fireman's Fund, the Merger Subsidiary or the Company were subject to the requirements of Rule 13e-3 under the Securities Exchange Act of 1934, as amended, at the time the March 5 Agreement was entered into. Fireman's Fund, the Merger Subsidiary and the Company are, however, filing this Schedule 13E-3 to furnish information with respect to the transactions described herein, although such entities expressly disclaim any obligation to make this filing.

SCHEDULE 13E-3 ITEM NUMBER AND    RESPONSE AND/OR LOCATION IN PROXY STATEMENT
CAPTION

ITEM 1. ISSUER AND CLASS OF SECURITY
SUBJECT TO THE TRANSACTION

(a) Front Cover Page and "SUMMARY--The Company," which information is incorporated herein by this reference.

(b) "SUMMARY--Record Date; Stockholders Entitled to Vote; Quorum" and "THE SPECIAL MEETING-- Record Date; Stockholder Approval," which information is incorporated herein by this reference.

(c) "SUMMARY--Market Price and Dividend Data," which information is incorporated herein by this reference.

(d) "SUMMARY--Market Price and Dividend Data," which information is incorporated herein by this reference.

(e)-(f) "THE MERGER--FACTORS TO BE CONSIDERED--Public Offerings and Repurchases of Common Stock," which information is incorporated herein by this reference.

ITEM 2. IDENTITY AND BACKGROUND   This Statement is being jointly filed by
                                  the Company (the issuer of the equity
                                  securities that are the subject of the
                                  Merger), Fireman's Fund and the Merger
                                  Subsidiary.

(a)-(d) "SUMMARY--The Company" and "--Fireman's Fund" and "MANAGEMENT OF THE COMPANY, FIREMAN'S FUND AND THE MERGER SUBSIDIARY," which information is incorporated herein by this reference.

(e), (f) To the best of the undersigned's knowledge, except as described under "MANAGEMENT OF THE COMPANY, FIREMAN'S FUND AND THE MERGER SUBSIDIARY--Certain Proceedings" in the Proxy Statement, which information is incorporated herein by this reference, none of the persons will respect to whom information is provided in response to this Item was during the last five years
                                  (i) convicted in a criminal proceeding
                                  (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS,
TRANSACTIONS OR NEGOTIATIONS

(a)(1)                            "THE MERGER--FACTORS TO BE
                                  CONSIDERED--Background of the
                                  Merger--History of Relationship Between the
                                  Company and Fireman's Fund" and
                                  "--Relationship Between the Company and
                                  Fireman's Fund--Intercompany Business
                                  Relationship," which information is
                                  incorporated herein by this reference.

(a)(2), (b)                       "THE MERGER--FACTORS TO BE
                                  CONSIDERED--Background of the
                                  Merger--Contacts and Negotiations with
                                  Fireman's Fund" and "--Relationship Between the Company and Fireman's Fund--Transactions and Agreements," which information is incorporated herein by this reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Front Cover Page, "SUMMARY--The Merger," "THE MERGER AGREEMENT" and "EXHIBIT A--Agreement and Plan of Merger," which information is incorporated herein by this reference.

(b) "THE MERGER--FACTORS TO BE CONSIDERED--Purpose and Structure of the Merger," "--Relationship Between the Company and Fireman's Fund--Transactions and Agreements" and "--Interests of Certain Persons in the Merger," which information is incorporated herein by this reference.

ITEM 5. PLANS OR PROPOSALS OF
THE ISSUER OR AFFILIATE

(a)-(e) "THE MERGER--FACTORS TO BE CONSIDERED--Plans for the Company After the Merger" and "MANAGEMENT OF THE COMPANY, FIREMAN'S FUND AND THE MERGER SUBSIDIARY," which information is incorporated herein by this reference.

(f), (g)                          "THE MERGER--FACTORS TO BE
                                  CONSIDERED--Certain Effects of the Merger," which information is incorporated herein by this reference.

ITEM 6. SOURCE AND AMOUNT OF
FUNDS OR OTHER CONSIDERATION

(a), (b)                          "THE MERGER--FACTORS TO BE
                                  CONSIDERED--Sources and Uses of Funds,"
                                  which information is incorporated herein by this reference.

(c)                               "THE MERGER--FACTORS TO BE
                                  CONSIDERED--Relationship Between the
                                  Company and Fireman's Fund" and "--Sources and Uses of Funds," which information is incorporated herein by this reference.

(d)                               Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES,
REASONS AND EFFECTS

(a)-(c) "THE MERGER--FACTORS TO BE CONSIDERED--Background of the Merger," "--Purpose and Structure of the Merger," "--Recommendation of the Company's Board of Directors," "--Perspective of Firemen's Fund on the Merger" and "--Certain Effects of the Merger," which information is incorporated herein by this reference.

(d) "SUMMARY--The Merger," "--Interests of Certain Persons in the Merger" and "--Federal Income Tax Consequences," "THE MERGER--FACTORS TO BE
                                  CONSIDERED--Background of the Merger,"
                                  "--Plans for the Company After the Merger,"
                                  "--Certain Effects of the Merger,"
                                  "--Interests of Certain Persons in the
                                  Merger" and "--Certain Federal Income Tax
                                  Consequences" and "MANAGEMENT OF THE
                                  COMPANY, FIREMAN'S FUND AND THE MERGER
                                  SUBSIDIARY," which information is
                                  incorporated herein by this reference.

ITEM 8. FAIRNESS OF THE
TRANSACTION

(a) "SUMMARY--Recommendation of Board of Directors" and "THE MERGER--FACTORS TO BE CONSIDERED--Recommendation of the Company's Board of Directors," which information is incorporated herein by this reference.

(b) "SUMMARY--Recommendation of Board of Directors" and "Opinion of Financial Advisor" and "THE MERGER--FACTORS TO BE CONSIDERED--Background of the Merger," "--Purpose and Structure of the Merger," "--Recommendation of the Company's Board of Directors" and "--Relationship Between the Company and Fireman's Fund," which information is incorporated herein by this reference.

(c)                               "THE SPECIAL MEETING--Record Date;
                                  Stockholder Approval," which information is incorporated herein by this reference.

(d)-(e)                           "THE MERGER--FACTORS TO BE
                                  CONSIDERED--Background of the Merger" and
                                  "--Opinion of Financial Advisor," which
                                  information is incorporated herein by this reference.

(f)                               "THE MERGER--FACTORS TO BE
                                  CONSIDERED--Background of the Merger,"
                                  which information is incorporated herein by this reference.

ITEM 9. REPORTS, OPINIONS,
APPRAISALS AND CERTAIN
NEGOTIATIONS

(a)-(c) "SUMMARY--Opinion of Financial Advisor," "THE MERGER--FACTORS TO BE CONSIDERED--Background of the Merger" and "--Opinion of Financial Advisor" and "EXHIBIT B--Opinion of Dean Witter Reynolds Inc.," which information is incorporated herein by this reference.


ITEM 10. INTEREST IN SECURITIES
OF THE ISSUER

(a)                               "SUMMARY--Voting of Shares Owned by
                                  Fireman's Fund," "THE SPECIAL MEETING--
                                  Record Date Stockholder Approval," "THE
                                  MERGER--FACTORS TO BE CONSIDERED--Background of the Merger" and "--Interests of Certain Persons in the Merger" and "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS," which information is incorporated herein by this reference.

(b) "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS--Transactions by Certain Persons in Common Stock," which information is incorporated herein by this reference.


ITEM 11. CONTRACTS, ARRANGEMENTS   "THE MERGER--FACTORS TO BE CONSIDERED--
OR UNDERSTANDINGS WITH RESPECT    Background of the Merger, Interests of
TO THE ISSUER'S SECURITIES        Certain Persons in the Merger,"
                                  "--Recommendation of the Company's Board of Directors" "--Opinion of Financial Advisor" and "--Relationship Between the Company and Fireman's Fund," which information is incorporated herein by this reference.


ITEM 12. PRESENT INTENTION AND
RECOMMENDATION OF CERTAIN
PERSONS WITH REGARD TO THE
TRANSACTION

(a), (b)                          "THE SPECIAL MEETING--Record Date;
                                  Stockholder Approval," "THE MERGER--FACTORS
                                  TO BE CONSIDERED--Background of the Merger,"
                                  "--Recommendation of the Company's Board of Directors" and "--Interests of Certain Persons in the Merger" and "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS," which information is incorporated herein by this reference.


ITEM 13. OTHER PROVISIONS OF
THE TRANSACTION

(a) "SUMMARY--Dissenters' Rights," "RIGHTS OF DISSENTING STOCKHOLDERS" and "EXHIBIT C-- Provisions of Deleware General Corporation Law Relating to Appraisal Rights," which information is incorporated herein by this reference.

(b), (c)                          Not applicable.


ITEM 14. FINANCIAL INFORMATION    The Company's Annual Report on Form 10-K
                                  for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (to be filed on or before May 15, 1997) are incorporated by reference in the Proxy Statement and will be delivered to stockholders of the Company with the Proxy Statement. The
                                  Company's audited financial statements for the periods covered by the Form 10-K and unaudited financial statements for the periods covered by the Form 10-Q are incorporated herein by this reference.


ITEM 15. PERSON AND ASSETS
EMPLOYED, RETAINED OR UTILIZED

(a), (b)                          "SUMMARY--Opinion of Financial Advisor,"
                                  "THE SPECIAL MEETING--Proxies" and "THE
                                  MERGER--FACTORS TO BE CONSIDERED--Sources and Uses of Funds" and "THE MERGER AGREEMENT-- Payment for Shares and Options," which information is incorporated herein by this reference.


ITEM 16. ADDITIONAL INFORMATION   See the text of the Proxy Statement.


ITEM 17. MATERIALS TO BE FILED    EXHIBIT NUMBER AND DESCRIPTION (EXHIBITS
AS EXHIBITS                       MARKED WITH AN ASTERISK (*) ARE FILED
                                  HEREWITH)

(a) (a)(1) Business Loan Agreement effective March 31, 1997 between the Company and Fireman's Fund.*

(b)                               (b)(1) Opinion of Dean Witter Reynolds Inc.
                                  dated March 5, 1997, which is Exhibit B to the Proxy Statement and is incorporated herein by this reference.

(c) (c)(1) Preferred Stock Purchase Agreement dated July 10, 1996 between the Company and Fireman's Fund, which is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

                                  (c)(2) Acquisition Agreement dated March 5,
                                  1997 between the Company and Fireman's
                                  Fund, which is incorporated herein by
                                  reference to Exhibit 2.1 to the Company's
                                  Current Report on Form 8-K dated February
                                  28, 1997.

                                  (c)(3) Consent Agreement dated March 5,
                                  1997 between the Company and Fireman's Fund, which is incorporated herein by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated February 28, 1997.

                                  (c)(4) Agreement and Plan of Merger dated
                                  May 1, 1997 among the Company, Fireman's
                                  Fund and the Merger Subsidiary, which is Exhibit A to the Proxy Statement and is incorporated herein by this reference.

(c) (c)(5) Letter of Intent re Revolving Credit Working Capital Facility dated March 5, 1997 between the Company and Fireman's Fund, which is incorporated herein by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K dated February 28, 1997.

                                   (c)(6) Business Loan Agreement dated
                                   effective March 31, 1997 between the
                                   Company and Fireman's Fund. See Exhibit
                                   (a)(1).

                                   (c)(7) Right of First Offer and First
                                   Refusal Agreement dated September 23, 1996 among the Company, Fireman's Fund and John
                                   J. Hemmingson, which is incorporated
                                   herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

                                   (c)(8) Right of First Offer and First
                                   Refusal Agreement dated September 23, 1996 among the Company, Fireman's Fund and Gary
                                   A. Black, which is incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

                                   (c)(9) Non-Employee Director Stock Option
                                   Plan, which is incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 33-85808).

                                   (c)(10) Employment Agreement dated May 31,
                                   1996 between the Company and Lawrence T.
                                   Martinez, which is incorporated herein by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

                                   (c)(11) Agreement Granting Irrevocable
                                   Proxy among John J. Hemmingson, Firstar
                                   Bank of Minnesota, N.A. and the Company, which is incorporated by reference to
                                   Exhibit 10.26 to the Company's Annual
                                   Report on Form 10-K for the year ended
                                   December 31, 1996.

(d) (d)(1) Preliminary copy of Letter to Stockholders, Notice of Special Meeting, Proxy Statement and form of Proxy for the Special Meeting of Stockholders of the Company to be held on a date to be determined.*

(e) (e)(1) Section 262 of the Delaware General Corporation Law, which is Exhibit C to the Proxy Statement and is incorporated herein by this reference.

(f)                                Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 8, 1997                        FIREMAN'S FUND INSURANCE COMPANY

                                   By:    /s/ Harold N. Marsh, III
                                          -------------------------------------
                                   Name:  Harold N. Marsh, III
                                   Title: Senior Vice President and Treasurer


May 8, 1997                        CG ACQUISITIONS CORP.

                                   By:    /s/ Harold N. Marsh, III
                                          -------------------------------------
                                   Name:   Harold N. Marsh, III
                                   Title:  Senior Vice President and Treasurer


May 8, 1997                        CROP GROWERS CORPORATION

                                   By:    /s/ Lawrence T. Martinez
                                          -------------------------------------
                                   Name:  Lawrence T. Martinez
                                   Title: Chief Executive Officer

                            EXHIBIT INDEX

    Exhibit                                                   Page
    Number    Description                                     Number
    -------   -----------                                     ------

      (a)     (a)(1) Business Loan Agreement effective          13
              March 31, 1997 between the Company and
              Fireman's Fund.*

      (b)     (b)(1) Opinion of Dean Witter Reynolds Inc.       B-1
              dated March 5, 1997, which is Exhibit B to the Proxy Statement and is incorporated herein by this reference.

      (c) (c)(1) Preferred Stock Purchase Agreement dated July 10, 1996 between the Company and Fireman's Fund, which is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

              (c)(2) Acquisition Agreement dated March 5,
              1997 between the Company and Fireman's
              Fund, which is incorporated herein by
              reference to Exhibit 2.1 to the Company's
              Current Report on Form 8-K dated February
              28, 1997.

              (c)(3) Consent Agreement dated March 5,
              1997 between the Company and Fireman's Fund, which is incorporated herein by reference to Exhibit 2.2 to the Company's Current
              Report on Form 8-K dated February 28, 1997.

              (c)(4) Agreement and Plan of Merger dated
              May 1, 1997 among the Company, Fireman's
              Fund and the Merger Subsidiary, which is Exhibit A to the Proxy Statement and is incorporated herein by this reference.

      (c)     (c)(5) Letter of Intent re Revolving
              Credit Working Capital Facility dated
              March 5, 1997 between the Company and
              Fireman's Fund, which is incorporated
              herein by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K dated
              February 28, 1997.

              (c)(6) Business Loan Agreement dated              13
              effective March 31, 1997 between the
              Company and Fireman's Fund. See Exhibit
              (a)(1).

              (c)(7) Right of First Offer and First
              Refusal Agreement dated September 23, 1996 among the Company, Fireman's Fund and John
              J. Hemmingson, which is incorporated
              herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

              (c)(8) Right of First Offer and First
              Refusal Agreement dated September 23, 1996 among the Company, Fireman's Fund and Gary
              A. Black, which is incorporated herein by reference to Exhibit 10.4 to the Company's
              Quarterly Report on Form 10-Q for the
              quarter ended September 30, 1996.

              (c)(9) Non-Employee Director Stock Option
              Plan, which is incorporated by reference to Exhibit 10.11 to the Company's
              Registration Statement on Form S-1 (File
              No. 33-85808).

              (c)(10) Employment Agreement dated May 31,
              1996 between the Company and Lawrence T.
              Martinez, which is incorporated herein by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

              (c)(11) Agreement Granting Irrevocable
              Proxy among John J. Hemmingson, Firstar
              Bank of Minnesota, N.A. and the Company, which is incorporated by reference to
              Exhibit 10.26 to the Company's Annual
              Report on Form 10-K for the year ended
              December 31, 1996.

      (d)     (d)(1) Preliminary copy of Letter to              30
              Stockholders, Notice of Special Meeting,
              Proxy Statement and form of Proxy for the Special Meeting of Stockholders of the Company to be held on a date to be determined.*

      (e)     (e)(1) Section 262 of the Delaware General       C-1
              Corporation Law, which is Exhibit C to the Proxy Statement and is incorporated herein by this reference.

      (f)     Not applicable.